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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City National Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N. Roxbury Dr., 7th Floor

(No. and Street)

Beverly Hills	CA	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Donovan (310) 888-6438

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 4/12

OATH OR AFFIRMATION

I, Michael Nunnelee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CITY NATIONAL SECURITIES, INC.

(A Wholly Owned Subsidiary of City National Bank)

(SEC Identification Number 8-52265)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2012, by Michael Nunnelee

____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MARK J. FLANNICK
Commission # 1828628
Notary Public - California
Los Angeles County
My Comm. Expires Dec 30, 2012

(Seal) Signature [signature]

OATH OR AFFIRMATION

I, Michele Maslow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michele Maslow
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2012, by Michele Maslow, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MARK J. FLANNICK
Commission # 1828628
Notary Public - California
Los Angeles County
My Comm. Expires Dec 30, 2012

(Seal) Signature [signature]

CITY NATIONAL SECURITIES, INC.

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors
City National Securities, Inc.:

We have audited the accompanying statement of financial condition of City National Securities, Inc. (the Company), a wholly owned subsidiary of City National Bank, as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of City National Securities, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2012

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	22,755,325
Marketable securities, at fair value		52,884
Receivables from clearing organizations		572,768
Receivables from related party		958,314
Total assets	$	24,339,291
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses	$	100,000
Payable for securities purchased not yet settled		52,686
Payable to related party		2,694
Deferred tax liability		23,635
Total liabilities		179,015
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		2,999,000
Retained earnings		21,160,276
Total stockholder's equity		24,160,276
Total liabilities and stockholder's equity	$	24,339,291

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

City National Securities, Inc. (the Company), a wholly owned subsidiary of City National Bank (the Bank), is a registered member of the Financial Industry Regulatory Authority (FINRA) and is engaged in the business of providing brokerage services to retail clients. The Bank is a wholly owned subsidiary of City National Corporation (the Corporation). The Company was formed on December 29, 1999, registered effective as a broker/dealer on March 15, 2000, and commenced operations on April 26, 2000.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services LLC (NFS), a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.

The Company is registered with the Securities and Exchange Commission (SEC) as a registered investment advisor. As a registered investment advisor, the Company is required to adhere to rules and regulations identified in the U.S. Investment Advisers Act of 1940.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents include $2,056,730 in money market funds and accounts. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there is a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

(c) Securities Transactions

The Company records its securities transactions on a trade-date basis.

(d) Fair Value of Financial Instruments

Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, *Fair Value Measurements and Disclosures*. Similarly, other assets, certain receivables, as well as liabilities are recorded at fair value or their contracted amounts, based on publicly reported bid and ask quotations, or amounts approximating fair value.

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Each investment asset or liability of the Company is assigned a level at measurement date based on the significance and source of the inputs to its valuation. The three-Level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy Level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement and involve management judgment and assumptions pertaining to the market participants.

(e) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the benefits of tax return positions, which meet the threshold of "more-likely than-not" to be sustained upon challenge by the taxing authority. Measurement of a tax position meeting the more-like than-not criterion is based on the largest benefit that is more than 50% likely to be realized.

The Company is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by the Corporation. The Company may also be included in certain state and local tax returns of the Corporation or its subsidiaries. The Company's tax-sharing agreement with the Bank provides that income taxes be based on the separate results of the Company. The agreement

generally provides that the Company pay the Bank amounts equal to the taxes that the Company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Bank will pay the Company amounts equal to tax refunds the Company would be entitled to if the Company had filed a separate company tax return.

(f) ***Accounting Developments***

In January 2010, the FASB issued Accounting Standard Update (ASU) No. 2010-06 related to fair value measurements and disclosures, which amended ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements to be adopted in fiscal years beginning December 31, 2010 and December 31, 2011. The ASU also clarified existing fair value disclosure requirements related to the level of disaggregation and the inputs and valuation techniques used to measure fair value. The Company has adopted all amendments included in the ASU for the year ending December 31, 2011. The adoption of the new standard did not have a material impact on the Company's statement of financial condition.

(3) Transactions with Affiliates

Various expenses are paid by the Bank, such as rent and certain general and administrative expenses. These expenses are reimbursed by the Company pursuant to an agreement between the Company and the Bank.

The Company is also allocated compensation and benefit expense related to the employees of the Bank who provide services to the Company. Included within compensation and benefits expense are expenses related to stock-based compensation charges for such employees. The Bank employs a fair value methodology to determine the value of stock-based compensation granted to its employees, and such compensation is recorded over the vesting period of the related stock-based compensation.

Pursuant to the tax-sharing agreement, the Company paid $48,278 to the Bank as part of the expense reimbursement process for income taxes paid on behalf of the Company during the year ended December 31, 2011.

The Company has retained the investment management division of the Bank, City National Asset Management (CNAM), to provide investment advisory and portfolio management services for their investment advisory program. Under the program, the Company has established custodian accounts on behalf of each of its clients under at the Bank. The Company compensates the Bank for these services.

(4) Off Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition.

(5) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum "net capital", equivalent to $250,000 or 2% of "aggregate debit items" whichever is greater, as these terms are defined. As of December 31, 2011, the Company had net regulatory capital of $23,131,834, which was $22,881,834 in excess of the required minimum net capital of $250,000.

(6) Income Taxes

The tax effects of the temporary difference that gave rise to the deferred tax liability at December 31, 2011 are presented below:

Deferred tax liability:		
State taxes	$	(23,635)
Total deferred tax liability	$	(23,635)

Management has analyzed the Company's uncertain tax positions and identified no uncertain tax positions that require recognition and measurement within the statement of financial condition. The Company does not believe that a significant change will occur in the coming year as to its uncertain tax positions.

The Bank may from time to time be assessed interest or penalties by taxing authorities, although any such assessments historically have been minimal and immaterial to the financial results. Years subsequent to 2004 are still subject to adjustment upon audits by taxing authorities.

(7) Fair Value Measurements

The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The Company holds Level 1 and Level 2 investments in money market funds and marketable securities as of December 31, 2011. The primary inputs for determining fair value are quotations for closing prices from national securities exchanges as well as reported bid and offer quotations from parties trading the security. During the year ended December 31, 2011 there were no changes to the valuation techniques employed by the Company in determining fair value.

A table summarizing the Company's investments under these levels of classification is included below.

		Level 1	Level 2	Level 3	Total at December 31, 2011
Asset table:					
Cash equivalents:					
Money market funds	$	2,056,730	—	—	2,056,730
Marketable securities, at fair value:					
Municipal bonds		—	52,884	—	52,884
Total	$	2,056,730	52,884	—	2,109,614

The Company has evaluated its investments in money market funds ($2,056,730 included in cash and cash equivalents) and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 for the year ended December 31, 2011. There were no acquisitions of Level 3 securities during 2011.

(8) Commitments and Contingencies

On September 22, 2011, the Company amended its original agreement with NFS dated October 23, 2000, to extend the effective expiration date of the Clearing Agreement. The amendment reduced the future rate at which the Company reimburses NFS for clearing and execution costs and modified certain provisions of the contingent termination clause. In the event that the Company terminates its agreement with NFS prior to the agreement's expiration date, December 31, 2013, the Company would have to pay a termination fee equal to the estimated monthly clearing and execution charges due for the remaining length of the agreement. The Company currently has no intention of terminating the agreement. If the Company did terminate the agreement, the termination fee would have a material effect on the financial position of the Company.

(9) Subsequent Events

The Company evaluated events occurring after December 31, 2011 and through February 27, 2012, the date the statement of financial condition was issued, to determine whether any items were noted, which necessitated adjustment to or disclosure in the statement of financial condition. No such subsequent events were identified.